Exhibit 99.1

1. receiving the consolidated financial statements for the year ended December 31, 2024, and the auditors’ reports thereon (for details, see subsection “Financial Statements” under the “Business of the Meeting” section of the management information circular dated March 10, 2025 (the “Information Circular”)); 2. electing the directors (for details, see subsection “Election of Directors” under the “Business of the Meeting” section of the Information Circular); 3. appointing the auditors (for details, see subsection “Appointment of Auditors” under the “Business of the Meeting” section of the Information Circular); 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the Information Circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the Information Circular (for details, see subsection “Advisory Vote on Executive Compensation” under the “Business of the Meeting” section of the Information Circular); 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 15 of the Information Circular) accepting the Company’s Climate Action Plan as disclosed in the Information Circular (for details, see subsection “Advisory Vote on Climate Change” under the “Business of the Meeting” section of the Information Circular”); and 6. transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof (for details, see subsection “Other Business” under the “Business of the Meeting” section of the Information Circular). The Board of Directors has fixed March 7, 2025 as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting and vote at the Meeting. Notice of Availability of Materials for the 2025 Annual Meeting of Shareholders Canadian National Railway Company (the “Company”) Our annual meeting of shareholders (the “Meeting”) will be conducted solely via a live webcast meeting on Friday, May 2, 2025 at 10:00 a.m. (Eastern Daylight Time) at meetings.lumiconnect.com/400-836-811-093 At this website, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held. For the purposes of:

Notice-And-Access As permitted under Canadian securities rules, you are receiving this notification as the Company has opted to use the “notice-and-access” mechanism for delivery of the Information Circular, our annual financial statements for the year ended December 31, 2024 and related Management’s Discussion and Analysis, and other proxy-related materials (collectively, the “Meeting Materials”) to our shareholders. In lieu of mailing physical copies of the Meeting Materials to shareholders, the “notice-and-access” provisions allow Canadian companies to send shareholders a notice about how to access Meeting Materials online and how to request that a paper copy be sent to them. The use of notice-and-access allows for quick access to the Meeting Materials, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. The Meeting Materials are available electronically via the links mentioned below. To receive a physical copy of the Meeting Materials, please follow the instructions set out in this notice. Shareholders who have already signed up for electronic delivery of Meeting Materials will continue to receive them by email. Shareholders will continue to receive by mail a proxy form or voting instruction form, as applicable, enabling them to vote at the Meeting. How to Access the Meeting Materials Online The Meeting Materials are available on our website (www.cn.ca/en/ investors/), on the website of our transfer agent, Computershare Trust Company of Canada (“Computershare”) (www.envisionreports.com/ CNR2025), on SEDAR+ (www.sedarplus.ca) and on the U.S. Securities and Exchange Commission website (www.sec.gov) through EDGAR. How to Request a Paper Copy of the Meeting Materials You may request paper copies of the Meeting Materials at no cost up to one year from the date the Information Circular was filed on SEDAR+ (on or about March 26, 2025). Your request should be received at least ten (10) business days prior to the Meeting date (before April 16, 2025) in order to receive the Meeting Materials in advance of the Meeting. A copy of the Meeting Materials will be sent to you within three (3) business days of receiving your request. Please note that you will not receive another form of proxy or voting instruction form. You should retain your current one to vote your common shares before the Meeting. Before the Meeting Registered shareholders and holders of employee shares You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. You are a holder of employee shares if you are an employee of the Company who purchased common shares (“employee shares”) under the Company’s Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations. You may request paper copies of the Meeting Materials at no cost to you by calling Computershare at 1-866-962-0498 and entering your 15-digit control number as indicated on your form of proxy or voting instruction form, as applicable, and following the instructions provided. Non-registered shareholders You are a non-registered shareholder if your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker (each, an “intermediary”). You may request paper copies of the Meeting Materials by calling 1-877-907-7643 and entering the 16-digit control number provided on your voting instruction form and following the instructions provided. After the Meeting You may request paper copies of the Meeting Materials after the Meeting at no cost by contacting Computershare via their website (www.investorcentre.com/service) or by phone at 1-800-564-6253. A copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request. Voting Before the Meeting You may vote your common shares prior to the Meeting on the Internet, by phone or by mail. Please refer to the instructions on your separate form of proxy or voting instruction form, as applicable, on how to vote using these methods. The deadline for us to receive your duly completed forms of proxy or voting instruction forms (or, if you choose to vote by phone or by Internet, for us to receive your vote) is 5:00 p.m. (Eastern Daylight Time) on April 30, 2025. If you are a non-registered shareholder, your intermediary will need to receive your voting instructions with sufficient time for your vote to be processed ahead of our proxy cut-off date. Please follow the instructions from your intermediary (including the applicable deadlines) when returning your voting instructions (whether by phone, by Internet or by mail) to ensure we receive your vote on time. At the Meeting Registered shareholders and holders of employee shares If you are a registered shareholder or holder of employee shares and wish to vote at the Meeting, you do not need to complete or return your proxy form or, in the case of holders of employee shares, your voting instruction form. The day of the Meeting, you may vote via the live webcast by completing a ballot online during the Meeting. You will need to visit meetings.lumiconnect.com/400-836-811-093 and check-in using your 15-digit control number included on your proxy form or voting instruction form, as applicable, and the password CNR2025 (case sensitive). Non-registered shareholders If you are a non-registered shareholder and wish to vote at the Meeting, you will need to appoint yourself as a proxyholder by inserting your name in the space provided on your voting instruction form and following all of the applicable instructions provided by your intermediary. You will also need to register your appointment as proxyholder by completing the online form available at http://www.computershare.com/CNR. Computershare must receive your appointment and registration no later than 5:00 p.m. on April 30, 2025 (Eastern Daylight Time). If you do not complete both steps (appointment and registration), you will not be able to vote at the Meeting. Once Computershare receives your appointment and registration in due form, it will assign you a 4-character login code. The day of the Meeting, you will need to visit meetings.lumiconnect.com/400-836-811-093 and check-in using your Computershare assigned 4-character login code and the password CNR2025 (case sensitive). Shareholders are reminded to read the Information Circular and other Meeting Materials carefully before voting their common shares. Questions If you have any questions regarding this notice, the notice-and-access mechanism or the Meeting, you can contact Computershare via their website (www.investorcentre.com/service) or by phone toll-free at 1-800-564-6253.